SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30258; File No. 812-13731]

Fidelity Aberdeen Street Trust, et al.; Notice of Application

November 6, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application to amend a prior order under (a) section 6(c) of the
Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and
21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section
12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from
sections 17(a)(1) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1
under the Act to permit certain joint arrangements ("Prior Order").[1]

Summary of the Application: The Prior Order permitted certain registered open-end
management investment companies to participate in a joint lending and borrowing facility.
Applicants seek to amend the Prior Order to modify the Rate Conditions (as defined below)
and to request an exemption from section 17(a)(2) of the Act.

Applicants: Fidelity Aberdeen Street Trust; Fidelity Advisor Series I; Fidelity Advisor
Series II; Fidelity Advisor Series IV; Fidelity Advisor Series VII; Fidelity Advisor Series
VIII; Fidelity Beacon Street Trust; Fidelity Boylston Street Trust; Fidelity California
Municipal Trust; Fidelity California Municipal Trust II; Fidelity Capital Trust; Fidelity
Central Investment Portfolios LLC; Fidelity Central Investment Portfolios II LLC; Fidelity
Charles Street Trust; Fidelity Colchester Street Trust; Fidelity Commonwealth Trust;

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[1]   Colchester Street Trust, et al., Investment Company Act Release Nos. 24563 (Jul. 24, 2000) (notice)
and 24602 (Aug. 21, 2000) ("Prior Order"), amending, Colchester Street Trust, et al., Investment Company
Act Release Nos. 23787 (Apr. 15, 1999) (notice) and 23831 (May 11, 1999) (order), superseding, Daily
Money Fund, et al., Investment Company Act Release Nos. 17257 (Dec. 8, 1989) (notice) and 17303
(Jan.11,1990) (order).

Fidelity Commonwealth Trust II; Fidelity Concord Street Trust; Fidelity Contrafund; Fidelity Court Street Trust; Fidelity Court Street Trust II; Fidelity Covington Trust; Fidelity Destiny Portfolios; Fidelity Devonshire Trust; Fidelity Financial Trust; Fidelity Garrison Street Trust; Fidelity Hanover Street Trust; Fidelity Hastings Street Trust; Fidelity Hereford Street Trust; Fidelity Income Fund; Fidelity Investment Trust; Fidelity Magellan Fund; Fidelity Massachusetts Municipal Trust; Fidelity Money Market Trust; Fidelity Mt. Vernon Street Trust; Fidelity Municipal Trust; Fidelity Municipal Trust II; Fidelity New York Municipal Trust; Fidelity New York Municipal Trust II; Fidelity Newbury Street Trust; Fidelity Oxford Street Trust; Fidelity Phillips Street Trust; Fidelity Puritan Trust; Fidelity Revere Street Trust; Fidelity Salem Street Trust; Fidelity School Street Trust; Fidelity Securities Fund; Fidelity Select Portfolios; Fidelity Summer Street Trust; Fidelity Trend Fund; Fidelity Union Street Trust; Fidelity Union Street Trust II; Variable Insurance Products Fund; Variable Insurance Products Fund II; Variable Insurance Products Fund III; Variable Insurance Products Fund IV; Variable Insurance Products Fund V; (each, a "Trust" and collectively, the "Trusts"), and each series of the Trusts; Fidelity Management & Research Company ("FMR Co."); Strategic Advisers, Inc. ("SAI" and together with FMR Co. and any person controlling, controlled by, or under common control with FMR Co., "FMR"); and each registered open-end management investment company or series thereof that in the future is advised or sub-advised by FMR Co., SAI or another FMR entity (together, with each series of the Trusts, each, a "Fund" and collectively, the "Funds").

Filing Dates: The application was filed on December 11, 2009 and amended on May 13, 2011, October 21, 2011, May 11, 2012, and October 19, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 30, 2012 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: 82 Devonshire Street, Boston, Massachusetts 02109.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873 or Dalia Osman Blass, Assistant Director, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.	Each Trust is formed as a business trust or limited liability company under the laws of Massachusetts or Delaware, as applicable. Each Trust is registered under the

Act as an open-end management investment company.[2] FMR Co, SAI or another FMR

entity serves as investment adviser or sub-adviser to each of the Funds. FMR Co. and SAI

are investment advisers registered under the Investment Advisers Act of 1940 ("Advisers

Act"). Any investment adviser to the Funds will be registered under the Advisers Act.

2.   The Prior Order permits the Funds to participate in a credit facility

administered by FMR (the "IFL Program"). The IFL Program enables the Funds to lend

money to each other for temporary purposes, such as when redemptions exceed

anticipated levels. The IFL Program is designed both to reduce the cost of borrowing for

the Funds and enhance the lending Funds' ability to earn higher rates of interest of

investment on their short-term balances. The Prior Order requires that the interest rate for

loans made through the IFL Program (the "IFL Rate") be based on the average of: (a) the

higher of the overnight time deposit rate (the "OTD Rate") and the Funds' current

overnight repurchase agreement rate (the "FICASH Rate");[3] and (b) a benchmark rate

representing the lowest bank loan rate available for borrowing by the Funds ("Benchmark

Rate"). The board of trustees (each, a "Fund Board" and collectively, the "Fund Boards")

of each Fund, including a majority of the trustees who are not "interested persons," as

defined in section 2(a)(19) of the Act, ("Independent Trustees") establishes the

Benchmark Rate, and, reviews, no less frequently than annually, the continuing

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[2]   All existing investment companies or series thereof advised by FMR that are currently participating in the IFL Program have been named as applicants (included in the term "Funds"). Any other existing or future investment companies or series thereof advised by FMR that rely on the order will comply with the terms and conditions of the application.

[3]   FICASH is one or more joint accounts that were established pursuant to Commission orders to enable the Funds to invest in certain repurchase agreements. See Daily Money Fund, et al., Investment Company Act Release Nos. 19594 (Jul. 26, 1993) (notice) and 19647 (Aug. 23, 1993) (order), amending, Daily Money Fund, et al., Investment Company Act Release Nos. 11962 (Sep. 29, 1981) (notice) and 12061 (Nov. 27, 1981) (order).

appropriateness of the Benchmark Rate. The Benchmark Rate is currently set each day

based on the average actual spread between the lowest quoted bank loan rate and the

Federal Funds rate over the previous 60 days.

3.   Applicants state that their business purposes and operational preferences

over time have made inclusion of the OTD Rate in calculation of the IFL Rate

unnecessary. Therefore, applicants seek to amend the Prior Order to eliminate the use of

the OTD Rate in the IFL Rate calculation provided in conditions 1 and 2 ("Rate

Conditions"). Applicants also request an exemption from section 17(a)(2) of the Act.

Applicants' Legal Analysis:

1.   Section 17(a)(3) of the Act generally prohibits any affiliated person of a

registered investment company, or affiliated person of an affiliated person, from

borrowing money or other property from the registered investment company. Section

21(b) of the Act generally prohibits any registered management company from lending

money or other property to any person, directly or indirectly, if that person controls or is

under common control with that company. Section 2(a)(3)(C) of the Act defines an

"affiliated person" of another person, in part, to be any person directly or indirectly

controlling, controlled by, or under common control with, such other person. Section

2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over

the management or policies of a company," but excludes circumstances in which "such

power is solely the result of an official position with such company." Because the Funds

share a common investment adviser or have an investment adviser that is under common

control with those of the other Funds, applicants state that each Fund may be deemed to be under common control with all the other Funds, and, therefore, an affiliated person of those Funds.

2.   Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits an affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the Act prohibits a registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that section.

3.   Section 18(f)(1) of the Act prohibits registered open-end investment companies from issuing any senior security except that a company is permitted to borrow from any bank, if immediately after the borrowing, there is asset coverage of at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness.

4.   Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) provided that the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned, and the transaction is consistent with the policy of the investment company as recited in its registration statement and with the general purposes of the Act. Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and

consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors.

5.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit any affiliated person of a registered investment company, or any affiliated person of an affiliated person, when acting as principal, from effecting any joint transaction in which the company participates unless the transaction is approved by the Commission. Rule 17d-1(b) provides that in passing upon applications filed under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which the company's participation is on a basis different from or less advantageous than that of other participants.

6.   Applicants request an order under (a) section 6(c) of the Act granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements. The requested order would amend the Rate Conditions in the Prior Order and grant applicants an exemption from section 17(a)(2) of the Act.

7.   As noted previously, applicants state that their business purposes and operational preferences over time have made inclusion of the OTD Rate in calculation of the IFL Rate unnecessary. Applicants state further that the IFL Rate, as amended, would

make it more likely that lending Funds would receive a market rate of return in excess of other market alternatives and that borrowing Funds would not be harmed because they would only participate in the IFL Program if the IFL Rate is lower than the lowest quoted bank loan rate. Applicants state that the Rate Conditions will prove to be a more efficient means for achieving savings to the Funds in connection with their routine daily cash management activities and for providing Funds with alternative sources of liquidity in times of substantial net redemption activity.

8. Applicants also state that the IFL Program, as modified by the Rate Conditions, will not involve any potential that one Fund might receive a preferential interest rate to the disadvantage of another Fund. Applicants state that under the IFL Program, as modified by the Rate Conditions, rates will be set under a pre-established formula, approved by the Fund Boards. Applicants state that all Funds participating in the IFL Program, as revised by the Rate Conditions, on any given day will receive the same interest rate.

9. Applicants therefore submit that the modifications to the Rate Conditions are necessary or appropriate in the public interest, consistent with the protection of investors and the policy and provisions of the Act, and meet the standards set forth in sections 6(c), 12(d)(1)(J), 17(b) and 17(d) of the Act and rule 17d-1 under the Act. Applicants represent that the transactions conducted subject to the Rate Conditions would be reasonable and fair, would not involve overreaching, and would be consistent with the investment policies of the Funds and with the general purposes of the Act. Applicants submit further that each Fund's participation in the IFL Program would be consistent

with the provisions, policies and purposes of the Act, and would be on a basis which is no different from, or less advantageous than that of any other participant.

Applicants' Conditions:

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.   The IFL Rate to be charged to the Funds under the IFL Program will be the average of: (a) the FICASH Rate and (b) the Benchmark Rate.

2.   On each business day, the Cash Management Services Department ("Cash Management Department") of Fidelity Service Company, Inc. will compare the IFL Rate calculated as provided in condition 1 with the FICASH Rate that day and all short-term borrowing rates quoted to any of the Funds by any bank with which any Fund has a loan agreement. At least three such quotations will be obtained each day in which any Fund borrows through the IFL Program prior to such borrowing. The Cash Management Department will make cash available for interfund loans only if the IFL Rate is more favorable to the lending Fund than the FICASH Rate and more favorable to the borrowing Fund than the lowest quoted bank loan rate.

3.   If a Fund has outstanding borrowings, any interfund loans to the Fund (i) will be at an interest rate equal to or lower than any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need

for action or notice by the lending Fund) constitute an immediate event of default under the interfund loan agreement entitling the lending Fund to call the loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.   A Fund may make an unsecured borrowing through the IFL Program if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the IFL Program only on a secured basis. A Fund could not borrow through the IFL Program or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than $33^1/_3$% of its total assets.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding interfund loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter (i) repay all its outstanding interfund loans, (ii) reduce its outstanding

indebtedness to 10% or less of its total assets, or (iii) secure each outstanding interfund loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition shall no longer be required. Until each interfund loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as is necessary to maintain the market value of the collateral that secures each outstanding interfund loan at least equal to 102% of the outstanding principal value of the interfund loan.

6.	No Fund may lend to another Fund through the IFL Program if the loan would cause its aggregate outstanding loans through the IFL Program to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.	A Fund's interfund loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.	The duration of interfund loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition.

9.	Each interfund loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

10.	A Fund's participation in the IFL Program must be consistent with its investment objectives and limitations and organizational documents. No Fund may borrow through the IFL Program unless the Fund has a fundamental policy that prevents the Fund from borrowing for other than temporary or emergency purposes (and not for leveraging), except that certain Funds may engage in reverse repurchase agreements for any purpose.

11.   The Cash Management Department will calculate total Fund borrowing and lending demand through the IFL Program, and allocate loans on an equitable basis among the Funds, without the intervention of any portfolio manager of the Funds. The Cash Management Department will not solicit cash for the IFL Program from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. Cash amounts remaining after satisfaction of borrowing demand will be invested in FICASH, or in shares of one or more money market funds that are advised by FMR Co. or another FMR entity, or will be returned to be invested directly by the portfolio managers of the Funds.

12.   FMR will monitor the IFL Rate and the other terms and conditions of the interfund loans and will make a quarterly report to the Fund Boards concerning the participation of the Funds in the IFL Program and the terms and other conditions of any extensions of credit under the IFL Program.

13.   Each Fund Board, including a majority of the Independent Trustees, will:

(a)   review, no less frequently than quarterly, each Fund's participation in the IFL Program during the preceding quarter for compliance with the conditions of any order permitting such transactions,

(b)   establish the Benchmark Rate formula used to determine the interest rate on interfund loans, and review, no less frequently than annually, the continuing appropriateness of the Benchmark Rate formula, and (c)　review, no less frequently than annually, the continuing appropriateness of each Fund's participation in the IFL Program.

14.　In the event an interfund loan is not paid according to its terms and such default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the interfund loan agreement, FMR will promptly refer such loan for arbitration to an independent arbitrator selected by each Fund Board involved in the loan who will serve as arbitrator of disputes concerning interfund loans.[4] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Fund Boards setting forth a description of the nature of any dispute and the actions taken by the Funds to resolve the dispute.

15.　Each Fund will maintain and preserve, for a period of not less than six years from the end of the fiscal year in which any transaction by it under the IFL Program occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the IFL Rate, the rate of interest available at the time on overnight repurchase agreements and commercial bank borrowings, and such other information presented to the Fund's respective Fund Board in connection with the review required by conditions 12 and 13.

16.　Each Fund's independent auditors, in connection with their audit examination of the Fund, will review the operation of the IFL Program for compliance with the conditions of the application and their review will form the basis, in part, of the

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[4]　If the dispute involves Funds with different Fund Boards, the respective Fund Board will select an independent arbitrator that is satisfactory to each Fund.

auditor's report on internal accounting controls in Form N-SAR. Applicants will report on the operations of the IFL Program at the Fund Board meetings on a quarterly basis.

17.   No Fund will be permitted to participate in the IFL Program unless the Fund has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin O'Neill
Deputy Secretary